April 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Michael Clampitt
David Lin

Re:	Canwealth Minerals Corporation
Registration Statement on Form S-1
File No. 333-201468

Ladies and Gentlemen:

This letter is in reference to the Registration Statement on Form S-1 (Registration No. 333-201468) (the “Registration Statement”) that Canwealth Minerals Corporation (the “Company”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 13, 2015, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on February 10, 2015, Amendment No. 2 to the Registration Statement filed with the Commission on March 3, 2015, and Amendment No. 3 to the Registration Statement (“Amendment No. 3”) filed with the Commission on April 28, 2015.

The Company hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement, as amended, so that such Registration Statement, as amended, will become effective as of April 29, 2015 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, as amended, please be advised that the Company acknowledges to the Commission that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement, as amended, effective, it does not foreclose the Commission from taking any action with respect to such filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement, as amended, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, as amended; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding Amendment No. 3 or otherwise, please do not hesitate to contact me at (514) 425-2020 or our outside counsel, Alan Ederer of Westerman Ball Ederer Miller Zucker & Sharfstein, LLP, at (516) 622-9200.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh
President and Chief Executive Officer
Canwealth Minerals Corporation